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                             March 16, 2022

       Yong Hu
       Chief Executive Officer
       Jianzhi Education Technology Group Co Ltd
       27/F, Tower A, Yingdu Building, Zhichun Road
       Haidian District, Beijing 100086
       People   s Republic of China

                                                        Re: Jianzhi Education
Technology Group Co Ltd
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            Filed February 23,
2022
                                                            File No. 333-257865

       Dear Mr. Hu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2022 letter.

       Amendment No. 7 to Registration Statement on Form F-1 Filed February 23, 2022

       Cover Page

   1. Please revise the last sentence of the second paragraph on your prospectus cover to clarify that if PRC government
disallowed your VIE structure completely, your ADSs could
                                                        "significantly" decline
in value or become worthless.
       Prospectus Summary, page 1

   2. We note your response to comment six, and your amended disclosure on pages six and seven. However, your
amended disclosure is not completely responsive to our comment.
                                                        Please explicitly
address the applicability of the CAC regulations effective February 15,
 Yong Hu
Jianzhi Education Technology Group Co Ltd
March 16, 2022
Page 2
       2022.
Exhibit 23.1, page II-4

3. We note your auditor's consent does not include the October 29, 2021 report date shown in its audit report. Please obtain a revised consent that refers to this date.
        You may contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309
if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545
with any other questions.



                                                          Sincerely,
FirstName LastNameYong Hu
                                                    Division of Corporation
Finance
Comapany NameJianzhi Education Technology Group Co Ltd
                                                    Office of Trade & Services
March 16, 2022 Page 2
cc:       Steve Lin, Esq.
FirstName LastName